UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

REQUIRED INFORMATION

Farmers National Bank 401(K) Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

We have audited the accompanying statement of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion . An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2012 and reportable transactions for the year ended December 31, 2012 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The financial statements of the Farmers National Bank 401(k) Retirement Savings Plan as of and for the year ended December 31, 2011 , were audited by other auditors whose report dated July 23, 2012, disclaimed an opinion on the financial statements taken as a whole due to the significance of the information they did not audit. As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan’s management instructed the other auditors to not perform any auditing procedures on the investments and investment income that was certified by the custodian.

As part of our audit of the 2012 financial statements, we audited the investments as of December 31, 2011 and the investment income for the year then ended as described in Note 3. In our opinion, the investments and investment income for the year ended December 31, 2011, are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. We were not engaged to audit, review, or apply any procedures to the 2011 financial statements of the Plan other than with respect to the investments and investment income and, accordingly, we do not express an opinion or any other form of assurance on the 2011 financial statements as a whole.

SKODA MINOTTI

/s/ Skoda Minotti

Cleveland , Ohio

April 24, 2013

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
INVESTMENTS, AT FAIR VALUE
Non-interest-bearing cash	$8,217	$4,439
Registered investment companies	10,926,853	9,288,561
Common collective trust	643,031	530,856

	11,578,101	9,823,856

RECEIVABLES
Participants’ contributions	—	26,969
Companies’ contributions	—	18,665

	—	45,634

	11,578,101	9,869,490
LIABILITY
Corrective distributions payable	(15,191)	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	11,562,910	9,869,490
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN A COMMON COLLECTIVE TRUST RELATING TO A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(11,370)	(11,427)

NET ASSETS AVAILABLE FOR BENEFITS	$11,551,540	$9,858,063

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$1,061,230	$—
Interest and dividends	195,617	162,860

	1,256,847	162,860

Contributions
Participants’	950,270	822,783
Companies’	323,511	307,987
Rollovers	248,864	107,610

	1,522,645	1,238,380

Total additions	2,779,492	1,401,240

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	—	353,415
Benefits paid to participants	1,086,015	817,453

Total deductions	1,086,015	1,170,868

NET INCREASE	1,693,477	230,372
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	9,858,063	9,627,691

END OF YEAR	$11,551,540	$9,858,063

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company and Farmers National Insurance LLC (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 90 days of service. Plan entry dates are January 1st, April 1st, July 1st and October 1st following the date of eligibility.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $323,034 and $307,987 for the Plan years ended December 31, 2012 and 2011, respectively. The Companies contributed $477 and $0 in QNEC during the years ended December 31, 2012 and 2011, respectively. During the years ended December 31, 2012 and 2011, the Companies did not make any discretionary contributions or QMAC.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeitures

Forfeited nonvested accounts totaled $8,217 and $4,439 at December 31, 2012 and 2011, respectively. Forfeitures may be used to reduce the Companies matching contributions to the Plan, restore participants forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2012 and 2011, forfeitures of $6,034 and $0, respectively, were used to reduce the Companies matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through a common collective trust. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses. The Statements of Net Assets Available for Benefits present the fair values of the common collective trust as well as the adjustments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2012 and 2011, administrative expenses were paid by the Companies.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

Certain reclassifications have been made to the 2011 financial statements to conform with the 2012 financial statement presentation. Such reclassifications had no effect on changes in net assets available for benefits as previously reported.

Subsequent Events

The Companies evaluated subsequent events through April 24, 2013, the date these financial statements were available to be issued. Except for the subsequent event disclosed in Note 12, there were no other material subsequent events that required recognition or additional disclosure in these financial statements.

3.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2012 and 2011.

Individual investments that represent 5% or more of the Plan’s net assets are separately identified.

	2012	2011
Non-interest-bearing cash	$8,217	$4,439

Registered investment companies
American Funds AMCAP Fund	1,275,706	—
American Funds Growth Fund of America	—	1,062,881
Federated Government Obligations Fund	979,437	1,001,621
Federated Total Return Bond	1,594,216	1,376,177
Oppenheimer International Growth Fund	1,229,869	1,076,655
Vanguard 500 Index Fund	2,006,997	1,709,679
Vanguard Small Cap Index Fund	1,389,825	1,254,854
Other registered investment companies	2,450,803	1,806,694

	10,926,853	9,288,561

Common collective trust
Federated Capital Preservation Fund*	631,661	519,429

	$11,566,731	$9,812,429

*	This amount represents contract value for this investment

The Plan’s registered investment companies (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value by $1,061,230 and ($353,415) during the years ended December 31, 2012 and 2011, respectively.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Non-interest-bearing cash — Valued at cost, which equals fair value.

Registered investment companies — Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust — Valued at fair value and includes a variety of investment contracts such as traditional and separate account guaranteed investment contracts (GICs) issued by insurance companies and other investment products (synthetic GICs) with similar characteristics.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Non-interest-bearing cash	$8,217	$—	$8,217
Registered investment companies
Fixed income funds	62,286	—	62,286
Government bond funds	1,733,717	—	1,733,717
International funds	1,401,501	—	1,401,501
Large-cap funds	3,792,443	—	3,792,443
Money market funds	979,437	—	979,437
Small and mid-cap funds	2,264,167	—	2,264,167
Target date funds	693,302	—	693,302
Common collective trust
Short-term fixed income fund	—	643,031	643,031

Total assets at fair value	$10,935,070	$643,031	$11,578,101

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Non-interest-bearing cash	$4,439	$—	$4,439
Registered investment companies		—
Fixed income funds	140,221	—	140,221
Government bond funds	1,478,948	—	1,478,948
International funds	1,189,094	—	1,189,094
Large-cap funds	3,168,754	—	3,168,754
Money market funds	1,001,621	—	1,001,621
Small and mid-cap funds	1,894,712	—	1,894,712
Target date funds	415,211	—	415,211
Common collective trust
Short-term fixed income funds	—	530,856	530,856

Total assets at fair value	$9,293,000	$530,856	$9,823,856

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	GUARANTEED INVESTMENT CONTRACT

The Plan is invested in the Federated Capital Preservation Fund (the Fund), a fully benefit-responsive investment contract through Federated Investors, Inc. The Fund invests primarily in stable value products, such as traditional GICs, separate account GICs, and synthetic GICs.

Certain events limit the ability of the Plan to transact at contract value, allow the issuer to terminate the contract, or require the Plan sponsor to settle at an amount different than the contract value. Such events include the following: (1) mergers, (2) mass layoffs, (3) Plan terminations, (4) implementation of early retirement incentive programs, or (5) other events within the control of the Fund or Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields for the Years Ended December 31:	2012	2011
Based on actual earnings (underlying investment return)	1.16%	1.74%
Based on interest rate credited to participants	2.33%	3.17%

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

6.	TAX STATUS

The Companies adopted a Prototype Non-standardized Profit Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2008, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2009.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

7.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	PARTY-IN-INTEREST

Certain Plan investments are shares of registered investment companies and a common collective trust managed by Federated Investors, Inc (Federated). Federated is the Record Keeper of the Plan and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2012, the Plan did not have any transactions related to the shares of Farmers National Banc Corp. Common Stock.

9.	CORRECTIVE DISTRIBUTIONS PAYABLE

In order to pass the 2012 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amount was $15,191 and was distributed on March 14, 2013. There were no such amounts required to pass the 2011 ADP Test. This amount has been included as a corrective distributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2012.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

11.	RECONCILIATION TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$11,551,540	$9,858,063
Plus: Adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts	11,370	11,427

Net assets available for benefits per the Form 5500	$11,562,910	$9,869,490

The following is a reconciliation of investment income (loss) per the financial statements for the years ended December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Investment income (loss) per the financial statements	$1,256,847	$(190,555)
Plus: Current year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	11,370	11,427
Less: Prior year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	(11,427)	—

Investment income (loss) per the Form 5500	$1,256,790	$(179,128)

12.	SUBSEQUENT EVENT

The Plan’s management intends to allow participants to invest in Farmers National Banc Corp. Common Stock in the future. As of the date of this report, Farmers National Banc Corp. Common Stock was not an investment option in the Plan.

SUPPLEMENTAL SCHEDULES

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Non-interest-bearing cash		$8,217
	Registered investment companies
	American Funds AMCAP Fund	58,491 shares	1,275,706
*	Federated Government Obligations Fund	979,437 shares	979,437
*	Federated Total Return Bond Fund	139,476 shares	1,594,216
*	Federated U.S. Government Securities Fund	5,420 shares	62,286
*	Federated Ultrashort Bond Fund	15,130 shares	139,501
	Goldman Sachs Mid Cap Value Fund	13,038 shares	512,278
	Hartford Value Opportunities Fund	30,927 shares	454,325
	Oppenheimer Developing Markets Fund	4,863 shares	171,632
	Oppenheimer International Growth Fund	39,827 shares	1,229,869
	Oppenheimer Main Street Fund	1,500 shares	55,415
	RS Global Natural Resources Fund	1,487 shares	54,453
	T. Rowe Price Retirement 2015 Fund	1,399 shares	18,029
	T. Rowe Price Retirement 2020 Fund	3,891 shares	69,581
	T. Rowe Price Retirement 2025 Fund	8,245 shares	108,184
	T. Rowe Price Retirement 2030 Fund	18,122 shares	342,874
	T. Rowe Price Retirement 2035 Fund	4,475 shares	59,888
	T. Rowe Price Retirement 2040 Fund	2,202 shares	42,044
	T. Rowe Price Retirement 2045 Fund	4,146 shares	52,702
	Turner Mid Cap Growth Investor Fund	9,138 shares	307,611
	Vanguard 500 Index Fund	15,277 shares	2,006,997
	Vanguard Small Cap Index Fund	35,875 shares	1,389,825
	Common collective trust
*	Federated Capital Preservation Fund	63,166 shares	643,031

			$11,578,101

*	Parties-in-interest

See the Independent Auditors’ Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF

REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2012

(a)	(b)	(c)
Identity of	Description
Party	of	Purchase
Involved	Assets	Price
Category (iii) Series of transactions involving an aggregate amount in excess of 5% of the beginning value of the Plan assets:
EMJAY Corporation	American Funds AMCAP Fund	$1,101,193
317 purchases
EMJAY Corporation	American Funds Growth Fund of America	—
317 sales

Note: There were no category (i, ii, or iv) transactions.

(d)	(e)	(f)	(g)	(h)	(i)
		Expense		Current Value of
Selling	Lease	Incurred With	Cost	Asset on
Price	Rental	Transaction	of Asset	Transaction Date	Net Gain

$ —	N/A	N/A	$1,101,193	$1,101,193	$—

1,101,193	N/A	N/A	1,007,665	1,101,193	93,528

See the Independent Auditors’ Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canfield, State of Ohio, on May 13, 2013.

Farmers National Bank
401(k) Retirement Savings Plan

By: Farmers National Bank, the Plan Administrator

By:	/s/ Mark A. Nicastro
Mark A. Nicastro
Vice President & Director of Human Resources

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Skoda Minotti, independent registered public accounting firm for the Farmers National Bank 401(k) Retirement Savings Plan (filed herewith).